RWD Technologies Logo Appear Hear	CORPORATE HEADQUARTERS
5521 RESEARCH PARK DRIVE
BALTIMORE, MD 21228

NEWS

FOR IMMEDIATE RELEASE

RWD Technologies Gets Stockholder Approval and Completes

Going Private Transaction

BALTIMORE, MD—September 15, 2003—RWD Technologies, Inc. (Nasdaq: RWDT), today announced that its stockholders, voting at a special meeting of stockholders held on Friday, September 12, 2003, approved the Company’s previously announced merger with Research Park Acquisition, Inc. (“RPA”), an entity owned by Dr. Robert W. Deutsch, Chairman, CEO and President of RWD, and some of his family members, which will result in the Company going private.

Under the terms of the merger, each share of RWD Technologies’ common stock, other than shares held by RPA, has been converted into the right to receive $2.10 in cash. The Company has appointed American Stock Transfer & Trust Company as the agent for payment of the merger consideration. The paying agent will contact stockholders shortly with instructions on how to receive payment for their shares.

The Company and RPA filed Articles of Merger with the Maryland State Department of Assessments and Taxation earlier today to consummate the transaction. As a result of the transaction, the shares of RWD Technologies will no longer be traded on the Nasdaq National Market or be registered under the Securities and Exchange Act of 1934. However, the Company will continue to do business under the name “RWD Technologies, Inc.”

Commenting on the merger, Dr. Deutsch stated, “This transaction is in the long-term best interests of the Company and its stockholders. As a private company, RWD will be better positioned to focus on serving its clients without the short-term pressures of having to meet the expectations of the public markets.”

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About RWD Technologies, Inc.

RWD Technologies, Inc. (Nasdaq: RWDT) is a professional services and products company with headquarters in Baltimore, Maryland, U.S.A., that provides a broad range of technology solutions to the business problems confronting Fortune 1000 companies. RWD has three operational segments: Performance Solutions, Enterprise Systems and Applied Technology Solutions. Established in 1988, RWD has 12 offices in the United States, 3 offices in Europe, and one office in both Canada and Singapore. RWD provides services that increase productivity and reduce operating costs for companies in more than 20 industries. Information about RWD can be found at the Corporation’s World Wide Web site: www.rwd.com.

All rights reserved.

RWD, RWD Technologies, and RWD Technologies, Inc. are registered trademarks of RWD Technologies Inc. in the United States and in several other countries.

Media Contact: Laurens “Mac” MacLure, Jr., Vice President & General Counsel RWD Technologies, Inc. 877.952.8360 mmaclure@rwd.com